GRASSI
ADVISORS & ACCOUNTANTS

August 4, 2022

Quanta, Inc.
Arthur Mikaelian, President/CEO
632 S. Glenwood Place
Burbank, CA 91506

Dear Mr. Mikaelian:

Effective as of the date of this letter, we have resigned as Quanta, Inc.'s ("Quanta") independent registered public accounting firm and will cease performing all ongoing work and/or providing all services due to lack of payment. We have reached this decision reluctantly and after substantial deliberation.

We wish to remind you that we will be sending Quanta an invoice shortly totaling $4,500, which includes our services rendered to date. We expect payment in full for this invoice immediately.

Subject to you making arrangements for the payment of the outstanding invoice, we will cooperate with your new accountants to effectuate a smooth transition. To facilitate that process, please send us a letter authorizing us to make disclosures to your new accountants. Without such a letter, we are ethically prohibited from communicating with others regarding Quanta's affairs.

In addition, pursuant to Item 4.01(a) thereof, Quanta is required to file Form 8-K with the SEC regarding our resignation, which filing should include disclosure of the matters specified in Item 304(a)(1) of Regulation S-X. Please immediately prepare this Form 8-K and send for our review prior to finalizing and filing same.

Very truly yours,

Grassi & Co. Certified Public Accountants, P.C.